DLA Piper LLP (US)

51 John F. Kennedy Parkway, Suite 120

Short Hills, NJ 07078-2704

www.dlapiper.com

Emilio Ragosa

emilio.ragosa@dlapiper.com

T   973.307.3004

F   973.215.2804

Partners Responsible for Short Hills Office:

Andrew P. Gilbert

Michael E. Helmer

November 14, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:   Tim Buchmiller

Re:        Valeritas Holdings, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 14, 2018

File No. 333-226958

Dear Mr. Buchmiller:

This letter is submitted on behalf of Valeritas Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4, filed November 14, 2018 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (File No. 333-226958) filed on August 21, 2018 (the “Registration Statement”), as set forth in your letter dated November 14, 2018 addressed to John E. Timberlake, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently filing its Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the comments in the Comment Letter have been italicized and reproduced herein with the Company’s response.   All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Amendment No. 4 to Form S-1 filed November 14, 2018

Prospectus cover page

1.                                      You disclose that “[e]ach share of [y]our common stock is being sold together with a Series A warrant and a Series B warrant to purchase 27,777,777 shares of [y]our common stock.” If each warrant will be exercisable for one share of common stock, please revise throughout your prospectus to clarify; otherwise, given your current disclosure, please advise how you will have sufficient shares of authorized common stock to issue upon exercise of the offered warrants.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure in Amendment No. 5 to clarify that each share of common stock is being sold together with a Series A warrant and a Series B warrant, each to purchase one share of common stock. In addition, the Company confirms that it has sufficient shares of authorized common stock to issue upon exercise of the offered warrants.

2.                                      From your disclosure that the securities are separable and also that that the securities are issued separately, it is unclear whether you are issuing a security that is separable. Please revise to clarify.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure in Amendment No. 5 to clarify that the securities will be issued separately, but will be purchased together in the offering.

*  *  *

[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 307-3004.

Sincerely,

DLA Piper LLP (US)

/s/ Emilio Ragosa

Emilio Ragosa
Partner

Enclosures

cc:                                John E. Timberlake, Valeritas Holdings, Inc.